April 17, 2017

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	PetroQuest Energy, Inc. and its subsidiary guarantors Registration Statement on Form S-4 (the “Registration Statement”)

Ladies and Gentlemen:

PetroQuest Energy, Inc., a Delaware corporation (the “Company” and, together with the subsidiary guarantors listed in the Registration Statement, the “Registrants”), is registering an exchange offer of 10% Second Lien Senior Secured Notes due 2021 issued on February 17, 2016 and 10% Second Lien Senior Secured PIK Notes due 2021 issued on September 27, 2016 and February 15, 2017 (the “Old Notes”) for, respectively, 10% Second Lien Senior Secured Notes due 2021 and 10% Second Lien Senior Secured PIK Notes due 2021 that will be registered under the Securities Act of 1933, as amended (the “Securities Act” and, such notes, the “New Notes”), pursuant to the Registration Statement (the “Exchange Offer”) in reliance on the staff of the Securities and Exchange Commission’s position set forth in Exxon Capital Holdings Corp. (publicly available May 13, 1988), Morgan Stanley & Co. Inc. (publicly available June 5, 1991) and Shearman & Sterling (publicly available July 2, 1993). The Registrants represent as follows:

1.	The Registrants have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

2.	In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital Holdings Corp. (publicly available May 13, 1988) or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and be identified as an underwriter in the prospectus.

3.	The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S−K under the Securities Act.

U.S. Securities and Exchange Commission
April 17, 2017

4.	The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (publicly available July 2, 1993)) in connection with any resale of such New Notes.

5.	The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a)	If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

(b)	If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

6.	None of the Registrants nor any affiliate of the Registrants has entered into any arrangement or understanding with any broker-dealer participating in the Exchange Offer to distribute the New Notes.

[Signature page follows]

U.S. Securities and Exchange Commission
April 17, 2017

Very truly yours, PetroQuest Energy, Inc.

By:	/s/ J. Bond Clement
Name:	J. Bond Clement
Title:	Executive Vice President, Chief Financial Officer and Treasurer